Filed pursuant to Rule 433
Registration No. 333-160646
333-160646-01
Issuer Free Writing Prospectus dated September 22, 2009 to
Prospectus dated July 17, 2009 and Preliminary Prospectus Supplements dated September 21, 2009
AMR Corporation
$400,000,000 Aggregate Principal Amount of
6.25% Convertible Senior Notes due 2014
Guaranteed by American Airlines, Inc.
(the “Convertible Notes Offering”)
and
48,484,849 Shares of Common Stock, par value $1.00 per share
(the “Common Stock Offering”)
This term sheet relates only to the concurrent offerings of convertible notes and common stock described below (together, the “securities”) and should be read together with (i) the Preliminary Prospectus Supplement dated September 21, 2009 (including the documents incorporated by reference therein) relating to the Convertible Notes Offering or (ii) the Preliminary Prospectus Supplement dated September 21, 2009 (including the documents incorporated by reference therein) relating to the Common Stock Offering, respectively, before making a decision in connection with an investment in any of the securities. The information in this term sheet supersedes the information in the preliminary prospectus supplements relating to the securities to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.

General

Issuer:	AMR Corporation

Ticker/Exchange:	AMR / The New York Stock Exchange

Last sale price of common stock on September 22, 2009:	$8.44 per share of the Issuer’s common stock

Convertible Notes Offering

Securities offered:	$400,000,000 aggregate principal amount of 6.25% Convertible Senior Notes due 2014 (the “notes”)

Over-allotment option:	$60,000,000 additional aggregate principal amount of notes

Maturity date:	October 15, 2014

Annual interest rate:	6.25% per year, accruing from the settlement date

Interest payment dates:	April 15 and October 15 of each year, beginning April 15, 2010

Reference price:	$8.25 per share of the Issuer’s common stock

Conversion rate:	101.0101 shares of the Issuer’s Common Stock, par value $1.00 per share (the “shares”) per $1,000 principal amount of notes, representing an initial conversion price of approximately $9.90 per share, subject to adjustment

Conversion premium over reference price:	20%

Price to public:	100%

Use of proceeds:	The net proceeds from the offering of the notes will be approximately $388 million, after deducting the underwriters’ discount and estimated expenses (approximately $447 million if the underwriters exercise their over-allotment option in full). The Issuer intends to use the net proceeds from the Convertible Notes Offering for general corporate purposes.

CUSIP:	001765 BC9

ISIN:	US001765BC99

Purchase of notes by Issuer for cash at the option of the holder upon a fundamental change:	Upon specified fundamental change events, each holder will have the right, at the holder’s option, subject to the terms and conditions of the indenture governing the notes, to require the Issuer to purchase for cash all or a portion of its notes at a price equal to 100% of the principal amount of the notes being purchased, plus (subject to certain exceptions) any accrued and unpaid interest to, but excluding, the fundamental change purchase date.

Adjustment to conversion rate upon a make whole change of control:	Holders who convert their notes in connection with certain transactions that constitute a make whole change of control will be entitled to additional shares of common stock as described in the table below.

Make Whole Table
The following table sets forth the number of additional shares, if any, by which the conversion rate will increase per $1,000 principal amount of notes in connection with a make whole change of control for each make whole change of control stock price and make whole change of control effective date set forth below:

	Make Whole Change of Control Stock Price on
	Make Whole Change of Control Effective Date
Effective	Number of Additional Shares (Increase in Conversion Rate)
Date	$8.25	$8.50	$9.00	$9.50	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$20.00	$25.00	$40.00

09/28/09	20.2020	19.9875	18.6197	17.5466	16.5472	14.9552	13.5813	12.4427	11.4556	10.6101	7.6657	5.9054	3.2730
10/15/10	20.2020	17.9780	16.5060	15.2108	14.2964	12.8184	11.6160	10.6218	9.7718	9.0518	6.5584	5.0683	2.8378
10/15/11	20.2020	16.6439	14.7670	13.2364	12.0325	10.3777	9.2352	8.3804	7.6802	7.1207	5.1723	4.0104	2.2687
10/15/12	20.2020	16.6370	13.8939	11.8288	10.1850	7.7927	6.4362	5.6401	5.1199	4.7234	3.4392	2.6751	1.5290
10/15/13	20.2020	16.6370	13.5957	10.8158	8.5751	5.3370	3.4057	2.3234	1.9101	1.7252	1.2621	0.9842	0.5674
10/15/14	20.2020	16.6370	10.1010	4.2531	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
     The actual make whole change of control stock price and make whole change of control effective date may not be set forth in the table above, in which case:
•	If the actual make whole change of control stock price on the make whole change of control effective date is between two stock prices in the table or the actual effective date is between two effective dates in the table, the amount of the conversion rate adjustment will be determined by straight-line interpolation between the adjustment amounts set forth for the higher and lower make whole change of control stock prices and the earlier and later make whole change of control effective dates, as applicable, based on a 365-day year;

•	If the actual make whole change of control stock price on the make whole change of control effective date exceeds $40.00 per share of the Issuer’s common stock (subject to adjustment as described above), no adjustment to the conversion rate will be made; and

•	If the actual make whole change of control stock price on the make whole change of control effective date is less than $8.25 per share of the Issuer’s common stock (subject to adjustment as described above), no adjustment to the conversion rate will be made.
     Notwithstanding the foregoing, the conversion rate shall not exceed 121.2120 shares of the Issuer’s common stock per $1,000 principal amount of the notes, subject to adjustment in the same manner as the conversion rate.

Common Stock Offering

Securities offered:	48,484,849 shares of Common Stock, par value $1.00 per share

Over-allotment option:	7,272,727 shares

Price to Public:	$8.25 per share; $400,000,004 total

Use of proceeds:	The net proceeds from the offering of the shares will be approximately $382 million, after deducting the underwriters’ discount and estimated expenses (approximately $440 million if the underwriters exercise their over-allotment option in full). The Issuer intends to use the net proceeds from the Common Stock Offering for general corporate purposes.

CUSIP:	001765106

Other Offering Information

Trade date:	September 22, 2009

Settlement date:	September 28, 2009

Representatives of the underwriters:	Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated UBS Securities LLC
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERINGS TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE RELEVANT RELATED PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THAT THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERINGS. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN DOCUMENTS RELATING TO THE OFFERINGS BY CONTACTING: CITI, BROOKLYN ARMY TERMINAL, 140 58TH STREET, 8TH FLOOR, BROOKLYN, NY 11220 (TEL: 800-831-9146); MORGAN STANLEY, 180 VARICK STREET, 2ND FLOOR, NEW YORK, NY 10014, ATTENTION: PROSPECTUS DEPARTMENT (EMAIL: PROSPECTUS@MORGANSTANLEY.COM); OR UBS INVESTMENT BANK, ATTENTION: PROSPECTUS DEPARTMENT, 299 PARK AVENUE, NEW YORK, NY 10171 (TEL: 888-827-7275).
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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